FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 2, 2008

Commission File Number 0-50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K consists of:

“The Board of Directors of NWT Uranium Corp. (TSX-V; NWT; OTCBB: NWURF) (“NWT” or the “Company”) announced today that Marek J. Kreczmer, President and Chief Executive Officer, and William Thomas, Chief Financial Officer, have given notice of their intention to resign from their respective positions as officers of NWT on July 30, 2008, in order to pursue other opportunities. It is expected that Mr. Kreczmer will also resign from the NWT Board on July 30, 2008.

The Board wishes Mr. Kreczmer and Mr. Thomas success in their future endeavors.

The Board will begin a search for a new CEO and CFO immediately.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.

By:	/s/ John P. Lynch
John P. Lynch Director

Date: June 3, 2008